

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Mark Bradley Feldgreber
5243 Sunny Beach
Las Vegas, NV 89118, USA

Work Order #: W2022010500890
January 5, 2022
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 532193

Charges

Description	**Fee Description**	**Filing Number**	**Filing Date/Time**	**Filing Status**	**Qty**	**Price**	**Amount**
Articles of Incorporation-For-Profit • 60,000,000@0.001 Authorized = $60,000.00 • 10,000,000@0.001 Preferred = $10,000.00 • # Of No Par Values Shares 0 • Authorized Value $70,000.00	Fees	20222004478	1/5/2022 11:05:13 AM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20222004480	1/5/2022 11:05:13 AM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20222004480	1/5/2022 11:05:13 AM	InternalReview	1	$500.00	$500.00
Total							$725.00

Payments

Type	**Description**	**Payment Status**	**Amount**
Credit Card	6414095020416773903074	Success	$725.00
Total			$725.00

Credit Balance: $0.00

Mark Bradley Feldgreber
5243 Sunny Beach
Las Vegas, NV 89118, USA



STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings & Notary Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Mark Bradley Feldgreber
5243 Sunny Beach
Las Vegas, NV 89118, USA

Work Order #: W2022010500890
January 5, 2022
Receipt Version: 1

Special Handling Instructions:

Submitter ID: 532193

Charges

Description	Fee Description	Filing Number	Filing Date/Time	Filing Status	Qty	Price	Amount
Articles of Incorporation-For-Profit ι 60,000,000@0.001 Authorized = $60,000.00 ι 10,000,000@0.001 Preferred = $10,000.00 ι # Of No Par Values Shares 0 ι Authorized Value $70,000.00	Fees	20222004478	1/5/2022 11:05:13 AM	InternalReview	1	$75.00	$75.00
Initial List	Fees	20222004480	1/5/2022 11:05:13 AM	InternalReview	1	$150.00	$150.00
Initial List	Business License Fee	20222004480	1/5/2022 11:05:13 AM	InternalReview	1	$500.00	$500.00
Total							$725.00

Payments

Type	Description	Payment Status	Amount
Credit Card	6414095020416773903074	Success	$725.00
Total			$725.00

Credit Balance: $0.00

Mark Bradley Feldgreber
5243 Sunny Beach
Las Vegas, NV 89118, USA

STATE OF NEVADA

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings



OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

01/05/2022

Work Order Item Number: W2022010500890 - 1823145

Filing Number: 20222004478

Filing Type: Articles of Incorporation-For-Profit

Filing Date/Time: 01/05/2022 11:05:13 AM

Filing Page(s): 2

Indexed Entity Information:

Entity ID: E20044792022-4   **Entity Name:** CMN, INC.

Entity Status: Active   **Expiration Date:** None

Non-Commercial Registered Agent
Mark Feldgreber
5243 Sunny Beach , Las Vegas, NV 89118, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Commercial Recording Division
202 N. Carson Street



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for
Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

01/05/2022

Work Order Item Number: W2022010500890 - 1823146
Filing Number: 20222004480
Filing Type: Initial List
Filing Date/Time: 01/05/2022 11:05:13 AM
Filing Page(s): 2

Indexed Entity Information:

Entity ID: E20044792022-4 **Entity Name:** CMN, INC.
Entity Status: Active **Expiration Date:** None

Non-Commercial Registered Agent
Mark Feldgreber
5243 Sunny Beach , Las Vegas, NV 89118, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Page 1 of 1

Commercial Recording Division
202 N. Carson Street



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
          www.nvsilverflume.gov



Filed in the Office of	Business Number
	E20044792022-4
Barbara K. Cegavske	Filing Number
	20222004478
Secretary of State	Filed On
State Of Nevada	**01/05/2022 11:05:13 AM**
	Number of Pages
	2

Formation - Profit Corporation

☑	NRS 78 - Articles of Incorporation Profit Corporation	☐	NRS 80 - Foreign Corporation	☐	NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of closed corporation MUST appear in the below heading)

Articles of Formation of _____ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGH LIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)	**CMN, INC.**

2. Registered Agent for Service of Process: (Check only one box)

☐ Commercial Registered Agent (name only below) ☑ Noncommercial Registered Agent (name and address below) ☐ Office or position with Entity (title and address below)

Mark Feldgreber
Name of Registered Agent **OR** Title of Office or Position with Entity

5243 Sunny Beach	**Las Vegas**	Nevada	**89118**
Street Address	City		Zip Code
		Nevada	
Mailing Address (If different from street address)	City		Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X   Mark Feldgreber   **01/05/2022**
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   **Date**

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors   ☐ Yes **OR** ☑ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) **Mark Bradley Feldgreber**
Name

5243 Sunny Beach	**Las Vegas**	**NV**	**89118**
Address	City	State	Zip Code

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation: _____

5b. I declare this entity is in good standing in the jurisdiction of its incorporation.   ☐



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
      www.nvsilverflume.gov

<table>
<tr><td colspan="2" align="center"># Formation -
profit Corporation
Continued, Page 2</td></tr>
</table>

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field.	**Yes** ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	**Media Channels**	

8. Authorized Shares: (Number of shares corporation is authorized to issue)	Number of common shares with Par value: 0 Par value: $ 0 Number of preferred shares with Par value: 10000000.0 Par value: $ .001 Number of shares with no par value: **0** If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.

9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	**I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.** <table><tr><td>Mark Bradley Feldgreber</td><td>United States</td></tr><tr><td>Name</td><td>Country</td></tr><tr><td>5243 Sunny Beach</td><td>Las Vegas</td><td>NV</td><td>89118</td></tr><tr><td>Address</td><td>City</td><td>State</td><td>Zip/Postal Code</td></tr></table> **X** **Mark Bradley Feldgreber** (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Initial List and State Business License Application

Initial List Of Officers, Managers, Members, General Partners, Managing Partners, or Trustees:

CMN, INC.

NAME OF ENTITY

TYPE OR PRINT ONLY - USE DARK INK ONLY - DO NOT HIGHLIGHT

IMPORTANT: _Read instructions before completing and returning this form._

Please indicate the entity type (check only one):

☑ Corporation

    ☐ This corporation is publicly traded, the Central Index Key number is:

<table>
<tr><td>Filed in the Office of

Barbara K. Cegavske

Secretary of State
State Of Nevada</td><td>Business Number
E20044792022-4
Filing Number
20222004480
Filed On
01/05/2022 11:05:13 AM
Number of Pages
2</td></tr>
</table>

☐ Nonprofit Corporation (see nonprofit sections below)

☐ Limited-Liability Company

☐ Limited Partnership

☐ Limited-Liability Partnership

☐ Limited-Liability Limited Partnership (if formed at the same time as the Limited Partnership)

☐ Business Trust

Additional Officers, Managers, Members, General Partners, Managing Partners, Trustees or Subscribers, may be listed on a supplemental page.

CHECK ONLY IF APPLICABLE

Pursuant to NRS Chapter 76, this entity is exempt from the business license fee.

☐ 001 - Governmental Entity

☐ 006 - NRS 680B.020 Insurance Co, provide license or certificate of authority number

---

For nonprofit entities formed under NRS chapter 80: entities without 501(c) nonprofit designation are required to maintain a state business license, the fee is $200.00. Those claiming and exemption under 501(c) designation must indicate by checking box below.

☐ Pursuant to NRS Chapter 76, this entity is a 501(c) nonprofit entity and is exempt from the business license fee.
Exemption Code 002

For nonprofit entities formed under NRS Chapter 81: entities which are Unit-owners' association or Religious, Charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C $ 501(c) are excluded from the requirement to obtain a state business license. Please indicate below if this entity falls under one of these categories by marking the appropriate box. If the entity does not fall under either of these categories please submit $200.00 for the state business license.

☐ Unit-owners' Association   ☐ Religious, charitable, fraternal or other organization that qualifies as a tax-exempt organization pursuant to 26 U.S.C. $501(c)

For nonprofit entities formed under NRS Chapter 82 and 80: Charitable Solicitation Information - check applicable box

Does the Organization intend to solicit charitable or tax deductible contributions?

☐ No - no additional form is required

☐ Yes - the *Charitable Solicitation Registration Statement* is required.

☐ The Organization claims exemption pursuant to NRS 82A 210 - the *Exemption From Charitable Solicitation Registration Statement* is required

Failure to include the required statement form will result in rejection of the filing and could result in late fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
**   www.nvsilverflume.gov**

Initial List and State Business License Application - Continued

Officers, Managers, Members, General Partners, Managing Partners or Trustees:

CORPORATION, INDICATE THE <u>PRESIDENT</u>:

Mark Bradley Feldgreber			**USA**	
Name			Country	
5243 Sunny Beach	**Las Vegas**		**NV**	**89118**
Address	City		State	Zip/Postal Code

CORPORATION, INDICATE THE <u>SECRETARY</u>:

Mark Bradley Feldgreber			**USA**	
Name			Country	
5243 Sunny Beach	**Las Vegas**		**NV**	**89118**
Address	City		State	Zip/Postal Code

CORPORATION, INDICATE THE <u>TREASURER</u>:

Mark Bradley Feldgreber			**USA**	
Name			Country	
5243 Sunny Beach	**Las Vegas**		**NV**	**89118**
Address	City		State	Zip/Postal Code

None of the officers and directors identified in the list of officers has been identified with the fraudulent intent of concealing the identity of any person or persons exercising the power or authority of an officer or director in furtherance of any unlawful conduct.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the office of the Secretary of State.

X   Mark Bradley Feldgreber

Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, Member, Owner of Business, Partner or Authorized Signer *FORM WILL BE RETURNED IF UNSIGNED*

President	**01/05/2022**
Title	Date





SECRETARY OF STATE

STATE OF NEVADA

DOMESTIC CORPORATION (78) CHARTER

I, BARBARA K. CEGAVSKE, the duly qualified and elected Nevada Secretary of State, do hereby certify that **CMN, INC.** did, on 01/05/2022, file in this office the original Articles of Incorporation-For-Profit that said document is now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said document contains all the provisions required by the law of the State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 01/05/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate
Number: B202201052284542

You may verify this certificate online at http://www.nvsos.gov





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

CMN, INC.

Nevada Business Identification # NV20222320531
Expiration Date: 01/31/2023

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 01/05/2022.

BARBARA K. CEGAVSKE
Secretary of State

Certificate Number: B202201052284543
You may verify this certificate
online at http://www.nvsos.gov